Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

March 31, 2016

Dear Colleagues,

Since announcing our potential combination with Allergan, we have made steady progress in developing the road map for our combined company upon the close of the transaction. The integration teams are working hard to leverage the strengths of Pfizer and Allergan to position the combined company as one of the fastest-growing leaders in the global biopharmaceutical industry.

Key to achieving this goal will be how we execute across the commercial, R&D, manufacturing and enabling functions. Superior execution requires strong leadership, and one of the many advantages of a combination with Allergan stems from the deep bench of highly skilled, well-respected industry leaders from each company. As you know, earlier this year we announced the members of the Executive Leadership Team (ELT) of the combined company. At the time we announced the Executive Leadership Team, we said the company will continue to manage its commercial operations through two distinct businesses: an Innovative Products business and an Established Products business.

The Innovative Products business will be composed of two operating segments:

•	The Global Innovative Pharma (GIP) segment, which will include the current Global Innovative Pharma products, Vaccines and Oncology

•	The Global Specialty and Consumer Brands (GSC) segment

The Established Products business will consist of the Global Established Pharma (GEP) segment, including all legacy Hospira commercial operations.

With this approach to our commercial operations, each business can focus on the most significant operating priorities for its product portfolio, go-to-market requirements and customer profiles.

Today’s Announcements

Today we announced the leaders reporting to ELT members and provided additional clarity on the organization structure for the GIP and GSC commercial segments. The GEP organization structure remains unchanged.

The individual ELT leader announcements, including descriptions of the GIP and GSC organizations, can be found in the “Letters from Leaders” section of the Allergan Update page on PfizerWorld.

Overview of GIP and GSC Organization Structure

Global Innovative Pharma Organization Structure

Within Global Innovative Pharma (GIP), we will have five global groups that build on the strengths of the current GIP, Vaccines, Oncology and Allergan businesses to maintain or accelerate leadership, and that drive the greatest value for our patients and customers. The five global groups are Inflammation and Immunology; Oncology; Rare Disease; Vaccines; and a new Internal Medicine Group, which will include Cardiovascular and Metabolic, Neuroscience/Pain/CNS and Gastrointestinal.

The new GIP business will operate geographically in three regions: North America (U.S. and Canada); International Developed Markets (Europe, Japan, Australia/New Zealand and Korea); and Emerging Markets (Latin America, Middle East, Africa and Asia).

Global Specialty and Consumer Brands Organization Structure:

GSC will be composed of four stand-alone groups responsible for driving the business globally. The four groups are Eye Care, Botox Therapeutic, Medical Aesthetics and Dermatology, and Consumer Health. The regional structure for GSC will be announced at a later date. Additionally, this business will be supported with stand-alone Medical Affairs, Strategy and New Business, and Sales Operations functions.

Next Steps

Over the coming weeks additional roles and responsibilities will be selected, drawing from the talent and expertise of each company. We anticipate the next round of announcements will happen by the end of May. However, most colleagues will learn about their individual roles on or after the close of the transaction.

I am pleased with our progress to date and remain confident that the transaction will close in the second half of this year. As the integration progresses, we will provide you with ongoing information, such as the recent Integration Update newsletter shared with all colleagues on PfizerWorld.

From now until close, Pfizer and Allergan will continue to operate as two separate companies. It’s likely we will continue to see significant market interest and speculation regarding our potential combination. It’s important we stay focused on the job at hand – delivering on our 2016 commitments so that the patients and family members we serve can depend on us to bring them new treatments that significantly improve their lives.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). The registration statement has not yet become effective and the Joint Proxy Statement/Prospectus included therein is in preliminary form. Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Pfizer and Allergan (when available) through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and may obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 15, 2016, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on March 25, 2016, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed or will be filed with the SEC and are available at www.sec.gov and www.pfizer.com.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

All content in these materials may be subject to completion of works council and / or trade union consultations and other local legal requirements.